Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

LASER RECORDING SYSTEMS, INC.

Laser Recording Systems, Inc., a corporation organized and existing under the laws of the State of New Jersey, does hereby certify as follows:

1.                                       The name of the corporation is Laser Recording Systems, Inc. (the  “Corporation”).

2.                                       The first paragraph of Article THIRD of the Certificate of Incorporation, which deals with the number and classes of shares which the Corporation shall have authority to issue, is hereby amended by striking out the first paragraph of Article THIRD thereof and by substituting the following:

“THIRD:  The total number of shares of all classes of stock which the Corporation shall have authority to issue is 410,000,000, consisting of 400,000,000 shares of Common Stock, no par value (the “Common Stock”), and 10,000,000 shares of Preferred Stock (the “Preferred Stock”).

Effective on June 11, 2004, every four (4) shares of the Corporation’s issued and outstanding Common Stock shall be split, reclassified as, and changed into one (1) share of Common Stock (the “Reverse Stock Split”).  A holder of the Corporation’s issued and outstanding Common Stock who would otherwise be entitled to only a fraction of a share as a result of the Reverse Stock Split will receive a certificate for one post-Reverse Stock Split share.  Other fractional shares that would result from the Reverse Stock Split will be rounded up or down to the nearest whole share.  Upon surrender of the existing stock certificate(s) or presentation of an affidavit that such stock certificate(s) has been lost or destroyed, in form satisfactory to counsel for the Corporation, the Corporation shall, as soon as practicable thereafter, cause to be issued and delivered at such office to such holder of Common Stock, or to his nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid.”

3.                                       The Reverse Stock Split was adopted by the common shareholders of the Corporation on April 19, 2002.

4.                                       At the time of adoption of the Reverse Stock Split, there were a total of 10,000,000 shares of Common Stock and 160,000 shares of Class C Preferred Stock outstanding, all of which shares were entitled to vote on the Reverse Stock Split.

5.                                       The number of shares of Common Stock voted for and against the adoption of the Reverse Stock Split is as follows:

Number of Shares Voting For Adoption	Number of Shares Voting Against Adoption

6,516,593	None

6.                                       On December 18, 2003, the holder of all of the 160,000 shares of Class C Preferred Stock outstanding approved the Reverse Stock Split by written consent in accordance with Section 14A:5-6 of the General Corporation Law.

Accordingly, the Reverse Stock Split has been duly adopted.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of the Certificate of Incorporation of Laser Recording Systems, Inc. on this 9th day of June, 2004.

LASER RECORDING SYSTEMS, INC.

	By:	/s/ Carl Lanzisera
Name: Carl Lanzisera
Title: President

ATTEST:

/s/ Carrie Niemirea
Carrie Niemiera, Secretary